Ur-Energy Confirms High-Grade Uranium Mineralization
And Plans Drill Program at Bugs Project, Nunavut -
Minister Rejects Field Program at Screech Lake, NWT
But Confirms Legal Standing of Mining Claims

Denver, Colorado (Marketwire - October 25, 2007) - Ur-Energy Inc. (TSX:URE) is pleased to announce the results from its summer exploration program on its Bugs Property in the Baker Lake Basin in Nunavut, Canada. The Bugs Property, consisting of 11 mineral claims (approximately 11,000 hectares), was previously explored by Cominco Ltd. for uranium in the late 1970s. Ur-Energy can complete its earn in to obtain a 100% interest in the Bugs Property by issuing a balance of 50,000 common shares of the Company to the vendor, John D. Charlton. Ur-Energy acts as operator of the exploration programs on the property. The vendor retains a 2% Production Royalty which is subject to a buyout of 1% for $1 million. Vice President of Canadian Exploration, Paul Pitman, states, “The results of the program suggest that the Bugs project area has a very good potential for hosting an economic uranium deposit or possibly a variety of different types of uranium deposits. We are looking forward to working with the Government of Nunavut in moving our exploration forward on the Bugs Property.”

Bugs Project, Nunavut

The geology of the Bugs Property is dominated by uranium and thorium-enriched, ultrapotassic volcanic, sedimentary-derivative and intrusive rocks occupying a pull-apart basin. Several such north-easterly pull-apart basin structures make up the Baker Lake Basin.

The historic Cominco work outlined over 30 uranium bedrock and near-source boulder occurrences featuring three styles of uranium mineralization: (i) high-grade uranium in sedimentary and tuffaceous strata, (ii) uranium within hydrothermal breccias, and (iii) low-grade but extensive, mineralization hosted by intrusive syenitic bodies (bostonite). Historic results from the sediment and tuff boulder trains indicate as high as 6.8% and 7.3% U3O8, averaging 3.5% U3O8. Thehydrothermal breccia occurrences returned up to 0.55% U3O8. Over 20 bostonite bodies wereidentified by Cominco. They are dyke-like with dimensions of up to 1km in length and up to 100m in width. Extensive sampling of the Bostonite intrusions returned consistent grades in the 200 to 400 ppm uranium range. The bostonite bodies are characterized by uranium:thorium ratios of 1:3 to 1:4. The sediment/tuff and hydrothermal mineralization contains negligible thorium.

Ur-Energy has recompiled all of the historic Cominco data in ArcGIS format. A fixed wing aeromagnetic and radiometric survey was flown over the entire property by Tundra Airborne Surveys. The data from this survey have been reprocessed using FastMag 3D™ normalized sections.

In 2007 Ur-Energy re-sampled the high-grade boulder area. New assays include values as high as 4.7% and 6.0% uranium. Sampling of several bostonite occurrences averaged 250 ppm uranium. Two of the larger bostonite intrusions (Shrike and Gamma) were prospected for strike lengths of 800m to 1km, respectively. Extensive RadonEx Ltd. radon surveys were successful in outlining poorly exposed bostonite occurrences over several kilometres in length. The radon surveys also located an area of extremely high radon flux which is interpreted by Ur-Energy to indicate a concentration of hydrothermal uranium mineralization – the Lowkey Lake Zone. This area will be one of the first priority drill targets.

All samples from Bugs Property were collected by Ur-Energy personnel under the direct supervision of John D. Charlton, P.Geo., a Qualified Person under National Instrument 43-101. They were transported to the Saskatchewan Research Council laboratory in Saskatoon in regulation sealed containers. The samples were analyzed for 46 elements using the ICP 4.3 total digestion method, and for 16 elements using the ICP 4.3R partial digestion method.

Limited drilling by Cominco in 1979 was unsuccessful in tracing the high-grade occurrences to depth. Ur-Energy attributes this to an over-emphasis on the stratigraphic as opposed to the hydrothermal aspect of the mineralization. Three holes, however, drilled through bostonite bodies contained an average of 225 ppm uranium with higher uranium values along wallrock contacts. This mineralization presents Ur-Energy with discovery potential of possible low-grade but high tonnage resources. The Rossing Mine in Namibia is one such example of uranium ores which are being mined at similar grades.

Interpretation of airborne magnetic and radiometric surveys resulted in the selection of seven targets based upon structural offset and dilation features in combination with magnetite depletion. Only one of the seven targets was examined in 2007; the remainder will be prospected and surveyed for their radon signatures in 2008.

Ur-Energy will apply for land use permitting in anticipation of its summer 2008 drilling program.. Anticipated targets include the Lowkey Lake Zone, the Gamma and Shrike bostonite bodies, and subsequent anomalies detailed from examination of the seven geophysical targets. Radon surveys combined with ground prospecting will be used to further define target areas prior to drilling.

Screech Lake Project, Northwest Territories

On the Screech Lake exploration project in the Northwest Territories, Ur-Energy received notification that the Minister of Indian and Northern Affairs Canada has adopted the recommendation of the Mackenzie Valley Environmental Impact Review Board in respect to its project. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Ur-Energy Screech Lake mineral claims. As announced back in May 2007, the Review Board recommended that Ur-Energy’s application to conduct an exploratory drilling project at Screech Lake be rejected without an environmental impact review. Ur-Energy is disappointed and concerned with the adoption of the Review Board’s recommendation and is reviewing the options available to it as a result of this decision including methods to move forward its exploration project at Screech Lake. Ur-Energy continues to believe, as confirmed by its respected environmental consultant, that the proposed exploration program maintains the highest possible environmental standards and had included extensive mitigation measures to ensure the drilling program would have a minimal short-term environmental impact and no long-term effect.

Bill Boberg, President and CEO, states, “We are disappointed in the Minister’s decision and will continue to pursue any and all approaches that will allow us to properly explore the project as soon as possible. As I have mentioned previously, it is important to keep in mind that Screech Lake is an early stage exploration project and this delay in our exploration at Screech Lake has no impact on our exploration and development activities in Wyoming as we continue to move our Lost Creek Project toward production. We will submit our Application for Permit to Mine to the U.S. Nuclear Regulatory Commission later this month.”

The Qualified Person for Ur-Energy’s Canadian projects as defined by National Instrument 43-101 is Paul Pitman, Vice President of Canadian Exploration.

Ur-Energy is a junior mining company completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production by 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.